Audited Financial Statements

ADM 401(k) Plan for Salaried Employees

Five Months Ended December 31, 2000

ADM 401(k) Plan for Salaried Employees

Audited Financial Statements

Five Months Ended December 31, 2000

Contents

Report of Independent Auditors 1

Audited Financial Statements

Statement of Net Assets Available for Benefits 2

Statement of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4

Report of Independent Auditors

The Administrative Committee

ADM 401(k) Plan for Salaried Employees

We have audited the accompanying statement of net assets available for benefits of the ADM 401(k) Plan for Salaried Employees as of December 31, 2000, and the related statement of changes in net assets available for benefits for the five months then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, and the changes in its net assets available for benefits for the five months then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

June 25, 2001

ADM 401(k) Plan for Salaried Employees

Statement of Net Assets Available for Benefits

December 31, 2000
Assets
Interest in master trust	$45,365,813
Contributions receivable from employees	1,511,659
Net assets available for benefits	$46,877,472

See accompanying notes.

ADM 401(k) Plan for Salaried Employees

Statement of Changes in Net Assets Available for Benefits

Five Months Ended December 31, 2000
Additions:
Contributions from participating employees	$ 8,367,003
Transfer of assets from another plan	99,125
Dividend and interest income	931,006
9,397,134

Deductions:
Benefit payments	1,172,053

Transfer from ADM Employee Stock Ownership Plan for Salaried Employees	38,864,554

Net realized and unrealized depreciation in fair value of investments	(212,163)

Net increase	46,877,472

Net assets available for benefits at beginning of period	-
Net assets available for benefits at end of period	$46,877,472

See accompanying notes.

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the ADM 401(k) Plan for Salaried Employees (the Plan) are maintained on the accrual basis.

Investments

Investments are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the Plan year. Investments in mutual funds are stated at the reported net asset value on the last day of the Plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee. The participant loans are valued at cost which approximates fair value.

Plan Expenses

Brokerage commissions, transfer taxes and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities, or deducted from the sale proceeds, as the case may be. Any remaining costs of administering the Plan are currently paid by the Plan Sponsor, Archer Daniels Midland Company (ADM or the Company) and its affiliates. While it is anticipated ADM and its affiliates will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund. There are no charges or deductions, other than taxes, that may be made against the trust fund other than those described in this summary.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

General

The Plan is a defined contribution plan that became effective August 1, 2000, and is available to all eligible salaried employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Effective August 1, 2000, the Company established the Plan, which was designed to operate in cooperation with the ADM Employee Stock Ownership Plan for Salaried Employees (ESOP). Prior to August 1, 2000, the 401(k) and loan features were offered under the ESOP. On August 1, 2000, these features and all of the ESOP's investments other than ADM common stock were transferred to the Plan.

The Company matching contributions continue to be made to the ESOP and invested in ADM common stock.

An eligible employee who was eligible to make before-tax contributions under the ESOP immediately prior to August 1, 2000, became an active participant of the Plan on August 1, 2000. After that date an employee will become an active participant on the first day of the calendar month after completing six months of continuous employment with a participating employer at a participating location.

Effective August 1, 2000, the Company and Hickory Point Bank & Trust, FSB (HPB) executed a trust agreement and established the Master Trust for the ADM 401(k) Plan for Salaried Employees and ADM Employee Stock Ownership Plan for Salaried Employees (Note 3). The Master Trust will continue for an indefinite period of time as provided by the Plans. HPB is a subsidiary of ADM.

Contributions

Under the terms of the Plan, employees electing to participate can contribute from 1% up to as much as 15% of their compensation as defined by the Plan document to the Plan, subject to certain Internal Revenue Service limitations.

The Company will add $1 to the participants' ESOP account for every $1 they contribute up to 4% of their compensation as defined by the Plan document, and $.50 for each $1 they contribute between 4% and 6% of compensation.

2. Description of the Plan (continued)

All Company contributions are deposited in the ESOP in the form of Archer Daniels Midland Company common stock and all contributions are immediately vested to the participant.

Investment Options

Participants may invest their contributions in one or more of the investment funds offered by the Plan, including ADM common stock.

Participants in the ESOP who attain age 55 may elect to convert all or any number of shares of ADM common stock credited to the participant's account to cash and have such cash transferred to the Plan to be invested in the investment options then available under the Plan.

Participants in the ESOP may elect at any time to convert all or any number of the shares of ADM common stock credited to the participant's before-tax subaccount to cash and have such cash transferred to the Plan to be invested in the investment options then available under the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of the participant account balance. A maximum of one loan may be outstanding to a participant at any time. On August 1, 2000, the participant loan feature and balances were transferred to the Plan from the ESOP.

Loans are allowed only for purposes of educational, medical expenses, eviction, and for purchases of a primary residence. Educational or medical expense loans are available for up to five years, and a home purchase loan is available for up to ten years.

The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1% at time of issuance. Principal and interest are repaid ratably through payroll deductions, with payments taken from each paycheck.

2. Description of the Plan (continued)

Withdrawal

The full value of an employee's account is payable following termination of employment. Withdrawals by active employees are permitted for two reasons: 1) upon reaching age 59 1/2, or 2) for specific hardship circumstances (only after receiving a loan available to the participant under the loan program).

3. Master Trust Investment Information

The Plan's investments are in the Master Trust which was established on August 1, 2000 for the investment of assets of the Plan and the ADM Employee Stock Ownership Plan for Salaried Employees. Investments, and the income therefrom, are allocated to participating plans based on each plan's participation in investment options within the Master Trust. Accordingly, the Plan's investment gain for the year ended December 31, 2000 includes its allocable share of the Master Trust's interest and dividends and net depreciation in fair value of these investment options since August 1, 2000. At December 31, 2000, the ADM 401(k) Plan for Salaried Employees interest in the net assets of the Master Trust was approximately 14.1%.

The following table presents the fair value of investments for the Master Trust at December 31, 2000:

Assets
Cash equivalents	$ 92,250
Investment securities:
Archer Daniels Midland Company common stock	279,358,194
Mutual funds	28,344,055
Other common stock	12,193,220
Participant loans	1,818,499
Net assets available for benefits	$321,806,218

3. Master Trust Investment Information (continued)

Summarized financial information with respect to the Master Trust's net investment income for the five months ended December 31, 2000 is as follows:

Five Months Ended December 31, 2000
Net investment income:
Interest and dividends	$ 2,750,316
Net realized and unrealized gains on investments	112,402,023
Net investment income	$115,152,339

4. Plan Terminations

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time.

5. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

Pursuant to the requirements of the Securities Exchange Act of 1934,

the Plan Administrator has duly caused this annual report

to be signed by the undersigned thereunto duly authorized.

ARCHER DANIELS MIDLAND COMPANY

/s/Douglas J. Schmalz

Douglas J. Schmalz

Vice President and Chief Financial Officer

Dated: June 28, 2001